

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2010

Ms. Marion Matson
VDO-PH International
10175 Spencer Street, #2026
Las Vegas, NV 89183

> Re: **VDO-PH International**
> **Registration Statement on Form S-1**
> **Filed August 19, 2010**
> **File No. 333-168941**

Dear Ms. Matson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. We note that you are registering a significant number of your outstanding shares (not held by affiliates) for resale. Due to the significant number of shares being registered and the fact that they were issued recently, it appears that this may be an indirect primary offering by the company. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). If the offering is a primary offering, you must fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters.

> If you disagree, please provide us with a detailed legal analysis as to why this offering should be regarded as a secondary offering. This analysis should include, but not be limited to an explanation of the relationship between the company and the selling shareholders, any relationships among any of the selling shareholders, the manner in which each selling shareholder received the shares and the dollar value of the shares being registered in relation to the proceeds you received from the selling shareholders for the shares. You should also identify if any of the selling shareholders is in the business of buying and selling securities.

Prospectus Cover Page

2. Because this is a best efforts, no minimum offering, please revise the prospectus cover page, Use of Proceeds, Dilution and Management's Discussion and Analysis or Plan of Operation sections to reflect the sale of varying amounts of the total amount being offered. At a minimum, revise your disclosure to show the impact of 10%, 50% and 100% of the shares being sold.

3. We note that the offering by the company will be conducted on a best efforts basis by your officers and directors. Please identify these officers and directors.

4. Please clarify whether the offering by the selling shareholders will also end 180 days from the effective date of the prospectus.

5. Disclose that you will receive no proceeds from the sale of shares by the selling shareholders.

6. Please revise to state that there is no market for your shares and no national securities exchange lists the securities offered. See Item 501(b)(4) of Regulation S-K.

7. Since the company is offering its shares on a self-underwritten basis, please remove the column "Underwriting discounts and commissions" in the proceeds table.

8. Please prominently disclose that the company is a shell company. Accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Also, revise your disclosure throughout your prospectus, including in your risk factors, to account for the implications of being designated a shell company.

Summary of Our Offering, page 5

Prospectus Summary, page 5

9. Disclose why the company is conducting an offering and becoming a reporting company in light of the following:

- The company was only recently incorporated and has no business operations;
- The company's success depends on its officers and directors, but the company's officers and directors:
    - have no experience in the company's proposed business operations;
    - have no experience in running a public company that is a reporting company with the Securities and Exchange Commission; and
    - devote only part of their time to the company;
- The offering is for minimal funds that likely will be insufficient to begin business operations, pay for the costs of the offering and meet the costs of being a reporting company;
- The company's common stock has no market and may or may not become quoted on the over-the-counter market, which will limit the company's ability raise funds through equity financings or to use its shares as consideration;
- The company's common stock will likely be a penny stock.

10. Disclose whether your officers, directors, the company, any company promoters or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company. Also disclose, if true, that you do not believe that the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

Our Business, page 5

11. Throughout your disclosure, please differentiate between those aspects of your product(s) that are operational and those aspects that are aspirational in nature. For example, disclose that your product consists of software, that it is not yet functional and that further research and development is necessary. In light of these facts, remove your references on page 5 to "selling a state-of-the-art telephony appliance," that the appliance "will serve as a digital telephone, full motion video and advanced computer system," and "[y]our product will allow [businesses] to operate without their current telephone, computer and internet service," and that "[y]our software is loaded into manufactured products shipped to [y]our facility and then shipped to the cable companies for sale to businesses initially and then to residential consumers." These are just examples of disclosures that do not address the company's current lack of operations, that indicate that proposed operations are either currently happening or are possible in the near future and that do not address the time, costs and risks involved with becoming operational. Please revise throughout.

Statements of Operations Data, page 7

12. Please correct discrepancies on pages 7 and 29 with regard to your weighted average number of shares outstanding from inception to June 30, 2010.

Risk Factors, page 7

13. Please ensure that each caption reflects the risk that you discuss in the text. Some of your risk factors either state a fact or uncertainty or do not clearly identify the risk being discussed. See, for example, "We are controlled by current officers, directors and principal stockholders." This caption should also contain why control by those individuals presents a risk. This is only an example.

Risks Related to Our Business, page 7

14. In light of the fact that you have no current operations, please revise this subheading to refer to your proposed business. Please revise your disclosure throughout your filing to reflect this distinction.

15. Please revise to create a new risk factor that highlights the risks posed by the lack of experience of your officers in operating and managing a company in a similar industry, their lack of experience in running a public company that is a reporting company with the Securities and Exchange Commission, and the fact that they plan to devote only part of their time to you.

Our success is dependent on our officers and directors to properly manage the Company and their loss or unavailability could cause the business to fail, page 8

16. Please revise to remove the second sentence, insofar as it appears to be mitigating language of the risk you are discussing. In addition, to the extent that you do not have a succession plan for your officers and directors, please revise to include that fact.

As a result of becoming a reporting company, our expenses will increase significantly, page 8

17. Quantify the anticipated increase in expenses that will result from becoming a reporting company. In addition, explain how becoming a reporting company will affect officer compensation.

Risks Relating to Our Common Stock, page 8

18. Please provide risk factor disclosure of the impact that the concurrent selling shareholder offering may have on the ability of the company to sell its shares. In this risk factor, address the conflict presented by allowing the selling shareholders to sell their shares at market prices or other negotiated prices when the company is limited to selling at $.50 per share. Also address the conflict presented by the fact that your officers and directors plan to offer shares in a personal capacity. Specifically address the adverse effect that this may have on the company's ability to sell shares on a self-underwritten basis and receive any proceeds. Also provide clear and prominent disclosure of this aspect of the offering in the prospectus summary.

<u>While VDO-PH International expects to apply for listing on the OTC bulletin board (OTCBB), we may not be approved,…, page 9</u>

19. Please remove any references to "listing" on the over-the-counter bulletin board here and elsewhere in the prospectus. The OTCBB is not an issuer listing service, market or exchange, and there is no business relationship between the OTCBB and the issuer. Disclose that it is a market maker who may apply to quote your shares. Explain how the company's stock would become eligible and remain eligible for quotation by a market maker.

<u>Use of Proceeds, page 10</u>

20. Please clarify why you expect the expenses associated with your use of proceeds to change in a perfectly linear fashion with the number of shares sold. In addition, clarify why the expenses disclosed under Other Expenses of Issuance and Distribution on page 37 are not accounted for in your table.

<u>Plan of Distribution, page 11</u>

<u>Sale of Shares by Our Company, page 11</u>

21. In light of your recent private offering, please clarify how your officers and directors meet the requirement of rule 3a4-1 of the Securities Exchange Act of 1934 with respect to not selling an offering of securities of an issuer more than once every 12 months.

22. In the first paragraph of this section you state that certain distribution participants, including the selling shareholders, "may" be deemed underwriters. In the third paragraph of this section, however, you state that certain actors in the sale of shares "will" be deemed underwriters. Please revise to clarify when respective participants will be deemed underwriters and their duties pursuant thereto.

23. Please revise your discussion of Regulation M to refer to the correct rules.

24. Please disclose how and when the selling shareholders received their shares. Indicate the nature of any position, office, or other material relationship which the selling security holder has had within the past three years with the company or any of its predecessors or affiliates.

25. Please disclose the natural person or persons who have voting and investment control over the company's shares held by any entities listed as selling shareholders.

26. Please disclose whether any selling shareholder is a broker-dealer or an affiliate of a broker-dealer.

Interests of Named Experts and Counsel, page 15

27. Please disclose that W. Manly, P.A. beneficially owns 250,000 shares and is offering all 250,000 shares pursuant to this prospectus.

Description of Business, page 16

28. Please revise to make the tone of your Description of Business section more objective and disclosure-oriented. With respect to assertions about what your business will accomplish, provide us with objective support for your assertions and ensure that you make clear upon what standard or measure you base your claims. For example, on page 18 you suggest that an exclusive arrangement with you would more than double the current revenues of cable companies. To the extent that you do not have objective support for your claims, please characterize them as your beliefs and disclose the basis for these beliefs. We may have further comments once you have revised your Description of Business section.

29. Please revise to further clarify and clearly articulate with respect to each anticipated product the following information:
   - its physical nature
   - what it will do
   - how it will accomplish its purpose
   - what manufacturing is required
   - all anticipated applications
   - its intended markets (we note your disclosure regarding residential and commercial use, use in the personal medical alert industry and web camera technology)
   - the stage of development and additional development time needed
   - the costs of accomplishing each stage of development

30. We note that you appear to use industry research for information and statistics relating to the telecommunications and computer industries. For example, on page 16 you cite data for YouTube and Tweeter. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support.

31. Please provide the disclosure required by Item 101(h)(5) of Regulation S-K, reports to security holders.

Business of Issuer, page 16

32. We note your statement on page 16 that your intended products must meet all regulatory requirements prior to being marketed. Please elaborate to specifically discuss what regulatory requirements apply, your ability to meet these requirements and the expected cost of doing so. See Items 101(h)(4)(viii) and 101(h)(4)(ix) of Regulation S-K.

Our Product, page 17

33. You refer to your software as proprietary on pages 5 and 17. Please indicate whether you benefit from intellectual property protection or in the alternative that you do not. See Item 101(h)(4)(vii) of Regulation S-K. If you have intellectual property protection, disclose who owns the intellectual property. In addition, disclose how you obtained the software. For example, disclose whether you obtained the software "off-the-shelf" or whether the software was developed "in-house."

34. Please provide an estimate of the amount you have spent on research and development costs since inception. See Item 101(h)(4)(x) of Regulation S-K.

Marketing Strategy, page 18

35. Please supplement your discussion regarding the eight cable companies to indicate whether you have had any contact with these companies and, if so, whether you have reached any agreements or understandings. To the extent that you do not have any agreements or understandings, please revise your disclosure on pages 18 and 19 accordingly. For example, change the statement "All sales will be based on a 60 month lease", to reflect that this is your goal rather than a determined arrangement.

Competition, page 19

36. Please supplement your discussion to more fully discuss the effect that you expect competition to have on beginning your business operations. For example, given your acknowledgement that many of your competitors are "stronger and more financially viable", discuss the challenges you will face in trying to negotiate and reach agreements with the cable companies you reference and your planned methods of competition.

Employees, page 19

37. On page 7 you state you would like to hire six software technicians. On page 16 you indicate that besides your officers and directors there are no current employees. However, on page 19 you state that there are 7 employees of the company. In addition, on page 23 you disclose that you have six senior level programmers. Please clarify how many employees you have and revise your disclosure accordingly.

Management's Discussion and Analysis or Plan of Operation, page 20

38. Please completely revise and expand this section to fully address the requirements of Item 303 of Regulation S-K. Your revised disclosure should specifically address what constitutes expenses to date, expected material capital expenditure commitments in the next 12 months and beyond including plans to hire additional employees, the basis for your belief that $50,000 in conjunction with your cash on hand will adequately support your business operations for the next 12 months and your analysis on how you expect to pay for any contemplated acquisitions. These are just examples of the type of supplemental information to provide.

    For further guidance, please refer to the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

39. We note reference to your business plan in your Summary of Our Offering section and elsewhere. Please lay out the various steps involved in your proposed business plan, a time line for achieving each step and the associated costs. Explain how you intend to fund these costs, taking into account the various levels of proceeds from the offering, the offering costs, the costs of being a reporting company and your ability/inability to raise further capital.

Security Ownership of Certain Beneficial Owners and Management, page 21

40. Revise your beneficial ownership table to provide the address for each beneficial owner. See Item 403 of Regulation S-K.

Executive Compensation, page 22

41. Please provide the summary compensation table in the format required by Item 402(n) of Regulation S-K.

Directors, Executive Officers, Promoters and Control Persons, page 22

42. We note your statement on page 16 that you have four officers and directors; however, on page 22 you provide biographical information for only 3 persons. Please clarify how many officers and directors you have and supplement your biographical information section as necessary.

43. On page 40, Ms. Valeria Stringer signed your filing in the capacity of "Principal Financial Officer" and "Principal Accounting Officer" in addition to "Principal Executive Officer." Please revise your disclosure in this section to disclose that Ms. Stringer is acting as your principal financial officer.

44. Please indicate the average number of hours per week you expect each officer and director to devote to the company. We not your disclosure on page 24 that your officers and directors work for you on a part-time basis.

45. Please provide the information required by Item 401(e) of Regulation S-K, the qualifications that led the registrant to determine that the person should serve as a board member. In addition, please state whether you consider Mr. Marion Matson an independent board member. See Item 407(a) of Regulation S-K.

46. You indicate that your six senior level programmers are "significant employees." With regard to these employees, please provide the disclosure required by Item 401(c).

Certain Relationships and Related Transactions, page 24

47. In notes 3 and 4 to your financial statements you disclose loans advanced to you by a stockholder and a related party respectively. If appropriate, please discuss these loan agreements and disclose whether they are in writing. If they are in writing, please file them as exhibits. In addition, in your revised Management's Discussion and Analysis or Plan of Operation section please address why you obtained these loans.

48. In note 6 to your financial statements, you disclose that you lease your offices from a stockholder. Please discuss this arrangement and disclose whether it is in writing. If the arrangement is in writing, please file it as an exhibit. See Items 404 and 601 of Regulation S-K.

Financial Statements

Note 8. Basis of Reporting, page 36

49. In view of the going concern opinion issued by your accountants, please revise note 8 to the financial statements to discuss in more detail the viable plans of management to enable the company to remain operational for at least the 12 months following the date of the financial statements. Refer to Section 607.02 of the Codification of Financial Reporting Policies.

Recent Sales of Unregistered Securities, page 37

50. Please include all disclosure under Item 701 of Regulation S-K including the date(s) of sale and title and amount of securities sold, the exemption(s) from registration relied upon and facts relied upon in making the exemption available, the person or class of person to whom the securities were sold, and the nature and aggregate amount of consideration received. In addition please make clear that the shares you distributed for services rendered are incorporated into the 19,593,800 shares of your common stock.

Undertakings, page 38

   51. We note that some of your undertakings are abbreviated and in a few cases incomplete. Please conform your undertakings section to comply with Item 512 of Regulation S-K.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Gopal Dharia, Staff Accountant at 202-551-3353 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs for
Larry Spirgel
Assistant Director

cc: Wani Iris Manly, Esq.